EXECUTION COPY

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY (the “Reinsurer”) 20 Guest Street Brighton, MA 02135

December 3, 2017

Hopmeadow Acquisition, Inc. c/o Cornell Capital LLC 499 Park Avenue, 21st Floor New York, NY 10022 Facsimile No.: 212-320-0567 Attention: Emily Pollack

Hartford Life Insurance Company
One Hartford Plaza
Hartford, Connecticut 06155
Facsimile No.: 855-388-6397
Attention: Chief Financial Officer, General Counsel
beth.bombara@thehartford.com
david.robinson@thehartford.com

Hartford Life and Annuity Insurance Company
One Hartford Plaza
Hartford, Connecticut 06155
Facsimile No.: 855-388-6397
Attention: Chief Financial Officer, General Counsel
beth.bombara@thehartford.com
david.robinson@thehartford.com

Hartford Holdings, Inc.
c/o The Hartford Financial Services Group Inc.
One Hartford Plaza
Hartford, Connecticut 06155
Facsimile No.: 860-547-4721
Attention: General Counsel, Director of Enterprise Transactions Law
mergers@thehartford.com

RE:	Reinsurance Agreements

Ladies and Gentlemen:

WHEREAS, pursuant to that certain Stock and Asset Purchase Agreement, to be entered into on the date hereof by and between Hartford Holdings, Inc. (“Seller”), Hopmeadow Acquisition, Inc. (“Buyer”), Hopmeadow Holdings, LP, Hopmeadow Holdings GP LLC and, solely for purposes of

Section 7.19, Section 8.06(b), Section 8.08, Section 8.09 and Article XIV and to the extent applicable to such sections, Article I thereof, The Hartford Financial Services Group, Inc. substantially in the form attached hereto as Exhibit A, (the “Stock and Asset Purchase Agreement”), Buyer has agreed to acquire from Seller, and Seller has agreed to convey, all of the issued and outstanding shares of capital stock of Hartford Life, Inc., a Delaware corporation (“HLI”);
ACTIVE 226736065v.2
WHEREAS, on the first Business Day following the closing under the Stock and Asset Purchase Agreement, (i) Hartford Life Insurance Company, an insurance company organized under the laws of the State of Connecticut and direct subsidiary of HLI (“HLIC”) and Commonwealth Annuity and Life Insurance Company (the “Reinsurer”) will enter into a reinsurance agreement, in the form attached hereto as Exhibit B-1 (as may be modified in accordance with Section 2 and/or 9 hereof) (the “HLIC Reinsurance Agreement”), pursuant to which HLIC will cede certain books of business to the Reinsurer and (ii) Hartford Life and Annuity Insurance Company, an insurance company organized under the laws of the State of Connecticut and indirect wholly owned subsidiary of HLI (“HLAIC”) and the Reinsurer will enter into a reinsurance agreement, in the form attached hereto as Exhibit B-2 (as may be modified in accordance with Section 2 and/or 9 hereof) (the “HLAIC Reinsurance Agreement” and, together with the HLIC Reinsurance Agreement, the “Reinsurance Agreements” and each a “Reinsurance Agreement”), pursuant to which HLAIC will cede certain books of business to the Reinsurer;
WHEREAS, simultaneously with the execution of the Reinsurance Documents, the Reinsurer and Hartford Investment Management Company the will enter into an investment management agreement substantially in the form attached hereto as Exhibit C (the “Investment Management Agreement”);
WHEREAS, the ancillary contracts required under and in the form attached to (i) the HLIC Reinsurance Agreement include a Trust Agreement, to be dated as of the date of the HLIC Reinsurance Agreement, which will be entered into by and among the Reinsurer, HLIC and The Bank of New York Mellon, a New York banking corporation (the “Trustee”) as the trustee thereunder, in the form attached hereto as Exhibit D-1 (as may be modified in accordance with Section 2 hereof) (the “HLIC Trust Agreement”) and (ii) the HLAIC Reinsurance Agreement include a Trust Agreement, to be dated as of the date of the HLAIC Reinsurance Agreement, which will be entered into by and among the Reinsurer, HLAIC and the Trustee, as the trustee thereunder, in the form attached hereto as Exhibit D-2 (as may be modified in accordance with Section 2 hereof) (the “HLAIC Trust Agreement and, together with the HLIC Trust Agreement, the “Trust Agreements” and each a “Trust Agreement”, and together with the Reinsurance Agreements, the “Reinsurance Documents”); and
WHEREAS, Seller (solely for the limited purposes set forth herein), Buyer, HLIC, HLAIC and the Reinsurer are entering into this binding commitment agreement (this “Binder”), pursuant to which (a) each of HLIC, HLAIC and the Reinsurer, subject to the terms and conditions hereof, agrees that it shall execute the Reinsurance Documents in the forms attached hereto (as may be modified in accordance with Section 2 and/or 9 hereof), on the first Business Day following the closing under the Stock and Asset Purchase Agreement, and shall cause the Trustee to execute the Trust Agreements on such date, and (b) each of the parties to this Binder, subject to the terms and conditions hereof, agrees to take all other actions contemplated hereunder.
NOW, THEREFORE, in consideration of the mutual and several promises and undertakings herein contained, and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:
REINSURANCE

1.
This Binder is intended to set forth the obligations of HLIC, HLAIC and the Reinsurer with respect to the Reinsurance Documents prior to execution thereof. Capitalized terms used in this Binder and not otherwise defined herein shall have the meanings ascribed thereto in the applicable Reinsurance Agreement.

2.
Upon receipt by the Reinsurer of (a) evidence reasonably satisfactory to the Reinsurer of the written approval by the Connecticut Insurance Department of Buyer’s “Form A” filing relating to the transactions contemplated under the Stock and Asset Purchase Agreement (the “CT Approval”), without any conditions, modifications or limitations with respect to the Reinsurance Documents, in the forms attached hereto, except for any such conditions, modifications or limitations that (i) individually and in the aggregate, would have an impact on the Reinsurer that is either insignificant or not adverse (in each case as determined by the Reinsurer in good faith and reasonably taking into account the economic and accounting impact of such condition, modification or limitation on the Reinsurer), (ii) would result in a change in the Reinsurer’s Quota Share to an amount not less than 65% with respect to the standard life contingent structured settlements and 75% with respect to all other business or (iii) would result in a change to any provision of the Reinsurance Documents relating to any retrocession arrangement (any changes to the Reinsurance Documents other than those described in (i), (ii) and (iii) above, “Reinsurer Adverse Changes”), and (b)(i) a certificate duly executed by a senior executive of Buyer, substantially in the form attached hereto as Exhibit E, (ii) a certificate duly executed by a senior executive of HLIC, substantially in the form attached hereto as Exhibit F-1, (iii) a certificate duly executed by a senior executive of HLAIC, substantially in the form attached hereto as Exhibit F-2, and (c) written confirmation from Seller that the closing under the Stock and Asset Purchase Agreement has occurred, each of HLIC, HLAIC and the Reinsurer shall, prior to 9:00 a.m. New York time on the first Business Day following the closing under the Stock and Asset Purchase Agreement, (A) execute and deliver each of the Reinsurance Agreements in the form attached hereto, subject only to (1) any revisions to the lists attached as Annex A-1 and Annex B-1 of each of the Reinsurance Agreements (collectively, the “Asset Lists”) required in accordance with Section 9 hereof, (2) any changes required by the Connecticut Insurance Department that would not result in an Reinsurer Adverse Change and any changes required by the Massachusetts Division of Insurance, (3) any changes to which the Reinsurer, HLIC and Buyer agree and (4) the addition of the applicable date of execution, and (B) execute and deliver each of the Trust Agreements, and cause the Trustee to execute and deliver each of the Trust Agreement, in the forms attached hereto, subject only to any changes as described in (1) through (4) above or any corresponding changes related to changes in the Reinsurance

Agreements described in (1) through (4) above. Notwithstanding the foregoing or the last sentence of this Section 2, from and following the closing under the Stock and Asset Purchase Agreement, other than the change contemplated by clause (4) of the preceding sentence, none of the Reinsurer, HLIC, HLAIC or Buyer shall agree to make any revision or modification to the Reinsurance Documents which would impact the Ceding Commission payable under each of the Reinsurance Agreements without the prior written consent of Seller. The execution and delivery of the Reinsurance Agreements, the Trust Agreements and the Investment Management Agreement, and the consummation of any actions contemplated by the Reinsurance Agreements, the Trust Agreements and the Investment Management Agreement upon their execution and delivery, shall be referred to hereunder as the “Closing.” In the event that any action, restriction, condition, limitation or requirement is imposed by the Connecticut Department of Insurance that constitutes or would result in a Reinsurer Adverse Change, prior to the Reinsurer being entitled to invoke the actual or potential existence of a Reinsurer Adverse Change, Buyer, HLIC, HLAIC and the Reinsurer shall cooperate in good faith to develop a reasonably designed process under which each such party shall promptly (A) provide information (subject to the other terms and conditions of this Binder relating to cooperation and sharing of information) reasonably requested by the others to enable the requesting party to analyze the causes and potential implications of such action, restriction, condition, limitation or requirement and (B) meet in order to (x) exchange and review their respective views as to such action, restriction, condition, limitation or requirement, (y) discuss potential approaches that would avoid such action, restriction, condition, limitation or requirement or mitigate its impact, and (z) negotiate in good faith to attempt to agree to modify the terms of this Binder or the Reinsurance Documents, on mutually acceptable terms and on an equitable basis, in a way that would eliminate any such action, restriction, condition, limitation or requirement or sufficiently mitigate its adverse impact so that it would no longer constitute a Reinsurer Adverse Change hereunder; it being understood and agreed that if reasonable steps can be identified to avoid such action, restriction, condition, limitation or requirement or sufficiently mitigate the negative impact thereof, each party shall take, and shall cause its Affiliates to take, as applicable, all such reasonable steps.

3.
If the Closing will occur and on the day of the Closing (a) all conditions precedent to the closing of the Retrocession Trust Agreement, the form of which is attached as Exhibit G (the “Retrocession Trust Agreement”) and the Retrocession Agreement referenced therein are satisfied (as certified in writing by the Reinsurer), and (b) the Reinsurer and the Retrocessionaire are ready, willing and able to execute and deliver the Retrocession Agreement and Retrocession Trust Agreement and to perform their respective obligations thereunder to be performed at the closing thereof, then HLIC and HLAIC shall, upon the written request of the Reinsurer (provided that written request is delivered to HLIC and HLAIC not later than three (3) Business Days prior to the intended date of the Closing), execute and deliver the Retrocession Trust Agreement in the form attached as Exhibit G, together with any conditions, modifications or limitations with respect to such form that, individually and in the aggregate, would have an impact on HLIC or HLAIC that is either insignificant or not adverse (in each case as determined by HLIC or HLAIC, as applicable, in good faith and reasonably taking into account the economic and accounting impact of such condition, modification or limitation on HLIC or HLAIC, as applicable), and shall reasonably cooperate with the Reinsurer and the Retrocessionaire to appropriately allocate the Initial Net Settlement Amount as between the Trust Account (as defined in the applicable Reinsurance Agreement) and the Retrocession Trust Account; provided, however, that in no event shall this Section 3 be deemed to require (i) any delay in the Closing or (ii) Buyer, HLIC or HLAIC or their respective Affiliates to seek or cause any Person to seek any Governmental Order, including any non-disapproval, or to take any other action that has or could result in the imposition of any action, restriction, condition, limitation, review or requirement by any Governmental Authority.
GENERAL COOPERATION

4.
Each of the parties shall (a) execute and deliver, or cause to be executed and delivered, any documents necessary, proper or advisable to consummate and make effective the transactions contemplated under this Binder, (b) (i) refrain from taking any actions that would reasonably be expected to impair, delay or impede the Closing and (ii) not in limitation of any other provision of this Binder, use reasonable best efforts to cause all the conditions to the obligations of the parties to consummate the transactions contemplated by this Binder to be met as soon as reasonably practicable, and (iii) cooperate in good faith to facilitate an orderly Closing; provided, however, that the Reinsurer acknowledges and agrees that nothing set forth in this Section 4 shall (A) obligate the parties hereto to effect the Closing, or obligate the parties to the Stock and Asset Purchase Agreement to close the transactions contemplated thereby, prior to January 3, 2018, (B) prevent Buyer from amending, modifying, terminating, waiving or otherwise supplementing, without the Reinsurer’s prior written consent, any obligation, breach or condition set forth in the Stock and Asset Purchase Agreement other than any Reinsured Business Fundamental Representation or any Reinsured Business Pre-Closing Covenant (each as defined below) to the extent that they would reasonably be expected, individually or in the aggregate, to adversely affect in any material respect the Reinsured Contracts or the Covered Liabilities, or (C) require the Reinsurer to accept any condition, modification or limitation with respect to the Reinsurance Documents other than any such condition, modification or limitation that the Reinsurer is expressly required to accept hereunder. For the avoidance of doubt, nothing in this Section 4 shall require a party to waive, or restrict the exercise of, any of such party’s rights under the Stock and Asset Purchase Agreement or this Binder, including receipt of the deliverables contemplated by Section 2.

5.
Subject to the Stock and Asset Purchase Agreement, Buyer, HLIC, HLAIC and the Reinsurer shall cooperate in good faith, and cause their Affiliates to cooperate in good faith, as appropriate to carry out the provisions of this Binder.

6.
Buyer shall use reasonable best efforts to promptly notify the Reinsurer of any material communication and provide the Reinsurer with copies thereof if such communication is in writing, delivered by it or its Affiliates or Representatives, received from Seller or any of its Affiliates or Representatives, or received from the Connecticut Insurance Department, in each case to the extent (a) affecting the status or the terms of the transactions contemplated by the Reinsurance Documents, (b) relating to the CT Approval (to the extent relating to the Reinsurance Documents) or that has resulted in, or would reasonably be expected to result in, a Reinsurer Adverse Change, or (c) relating in any material respect to the Reinsured Contracts, the Covered Liabilities or the matters that are the subject of the Reinsurance Documents.

7.
Buyer shall keep the Reinsurer reasonably apprised of the status of the matters relating to the completion of the transactions contemplated by the Stock and Asset Purchase Agreement. On the date of the closing under the Stock and Asset Purchase Agreement (such date, the “SAPA Closing Date”) but before the Closing (as defined in the Stock and Asset Purchase Agreement), and following the receipt by the Reinsurer of the deliverables required to be provided to the Reinsurer under Sections 2(a) and 2(b), the Reinsurer shall deliver to Buyer and Seller the Specified Third-Party Reinsurer Certificate (as defined in the Stock and Asset Purchase Agreement), dated as of the Closing Date (as defined in the Stock and Asset Purchase Agreement) in the form attached hereto as Exhibit H.

8.
Buyer shall not amend, modify, terminate, waive or otherwise supplement any of the Reinsured Business Fundamental Representations or Reinsured Business Pre-Closing Covenants, or consent to any of the foregoing, without first obtaining the Reinsurer’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Buyer shall request any such consent in writing, and such consent of the Reinsurer shall be deemed to have been given if the Reinsurer shall not have delivered to Buyer written notice of its rejection of the request for consent within five (5) Business Days of receiving such written request. As used herein, “Reinsured Business Fundamental Representations” means the representations and warranties set forth in Sections 5.03, 5.04, 5.05, 5.06, 5.07, 5.08, 5.15, 5.16, 5.18 and 5.25 of the Stock and Asset Purchase Agreement, each to the extent relating to the Reinsured Contracts and the Covered Liabilities (each as defined in the Reinsurance Agreements). As used herein, “Reinsured Business Pre-Closing Covenants” means the covenants in the Stock and Asset Purchase Agreement set forth on Annex B, to the extent such covenants affect in any material respect the Reinsured Contracts or the Covered Liabilities. From and following the closing under the Stock and Asset Purchase Agreement until the Closing under this Binder, HLIC and HLAIC shall not, and Buyer shall not and shall cause HLIC and HLAIC not to, take any action that would have constituted a breach of any of the Reinsured Business Pre-Closing Covenants had such action been taken prior to the closing under the Stock and Asset Purchase Agreement and such provisions applied, mutatis mutandis, to HLIC, HLAIC and Buyer.

ASSETS

9.
The Transferred Assets for each of the Reinsurance Agreements shall be those listed on the Asset Lists for such Reinsurance Agreements, as such lists shall be modified by the parties hereto in accordance with the Asset Protocol attached as Annex A hereto. The Asset Lists, as so modified, will provide the content for the final Annex A-1 and Annex B-1 to such Reinsurance Agreement upon the execution and delivery thereof at the Closing. Twenty (20) Business Days prior to the anticipated date of the Closing, Buyer, after conferring with

HLIC or HLAIC, as applicable, shall provide updated estimated inputs for the Estimated Initial Reinsurance Premium Part B, with respect to each Reinsurance Agreement, to the Reinsurer, HLIC and HLAIC, as applicable, and the parties will make corresponding modifications to the applicable Asset Lists in accordance with the Asset Protocol (with the cooperation and assistance of Buyer, HLIC and HLAIC). Ten (10) Business Days prior to the anticipated date of the Closing, the parties will cooperate in good faith to update the Asset Lists in accordance with the Asset Protocol. Such modified Asset Lists will replace the content of Annex A-1 and Annex B-1 attached to the applicable Reinsurance Agreement attached hereto. Prior to the Closing, HLIC and HLAIC shall in good faith take into account any recommendations made by the Reinsurer regarding investment decisions or consent rights with respect to the Transferred Assets.
TERMINATION

10.	This Binder shall terminate immediately following the execution in full of the last executed Reinsurance Document.

11.
Any party may terminate this Binder if the consummation of the transactions contemplated hereby has not occurred by the first Business Day following the Outside Date, as defined in the Stock and Asset Purchase Agreement, including any extension thereof, unless the failure of such consummation to occur by such date arises out of, or results from, the failure of such party (or any of its Affiliates) seeking to terminate this Binder to perform each of its obligations under this Binder required to be performed by it at, on or prior to such date.

12.
Any party hereto may terminate this Binder in the event of the issuance of a final, nonappealable order restraining or prohibiting the consummation of the transactions contemplated hereby. In such event, this Binder will become null and void, there shall be no liability on the part of any party to any other hereunder, and the parties hereby waive and release any and all claims arising out of or relating to such termination of this Binder.

13.
Buyer may terminate this Binder by providing written notice to the Reinsurer (with a copy to Seller) at any time prior to the Closing if (a) there has been a material breach of any of the covenants or agreements of the Reinsurer contained in this Binder, or (b) the representations and warranties of the Reinsurer contained in Section 16 of this Binder shall not have been true and correct as of the date hereof, or such representations and warranties shall cease to be so true and correct prior to the Closing, as if made on such date on or prior to the Closing; provided, that such material breach of such covenants and agreements, or such failure of such representations and warranties to be true and correct, cannot be cured prior to the Closing or has not been cured within sixty (60) days following the receipt of written notice thereof by the Reinsurer. Any such termination shall be without prejudice to the rights of Buyer, HLIC or HLAIC against the Reinsurer for any breach of any of the terms or conditions of this Binder by the Reinsurer, provided, however, that, in connection with any such termination of this Binder, the non-breaching parties shall not be liable for any Losses in connection with a termination pursuant to this Section 13 and in no event shall Buyer, HLIC or HLAIC be entitled to recover for any of its Losses arising out of or relating to any such breach in an amount in excess of the reasonably documented out-of-pocket costs and expenses (including reasonably documented fees, charges and disbursements of its legal and actuarial advisors), incurred by such party in connection with the preparation, documenting and negotiation of this Binder, the Reinsurance Documents, the Retrocession Agreement, the Retrocession Trust Agreement and the transactions contemplated hereby and thereby, together with the Losses incurred by such party in the successful enforcement of this indemnity; provided, further, that if the Reinsurer successfully defends such claim for indemnification, then the party or parties that brought such claim shall reimburse the Reinsurer for its reasonably documented out-of-pocket costs and expenses (including reasonably documented fees, charges and disbursements of its legal and actuarial advisors) incurred in such defense.

14.
The Reinsurer may terminate this Binder by providing written notice to Buyer, Seller, HLIC and HLAIC at any time prior to the Closing if (a) there has been a material breach of the covenants and agreements of Buyer, HLIC and HLAIC contained in this Binder, or (b) the representations and warranties of Buyer, HLIC or HLAIC contained in Section 16 of this Binder shall not have been true and correct as of the date hereof, or such representations and warranties shall cease to be so true and correct prior to the Closing, as if made on such date on or prior to the Closing; provided, that such material breach of such covenants and agreements, or such failure of such representations and warranties to be true and correct, cannot be cured prior to the Closing or has not been cured within sixty (60) days following the receipt of written notice thereof by Buyer, HLIC or HLAIC, as the case may be. In the event such termination is due to a breach of any of the terms or conditions of this Binder (i) by HLIC, such termination shall be without prejudice to the rights of the Reinsurer to recover from HLIC any Losses arising out of or relating to such breach by HLIC, (ii) by HLAIC, such termination shall be without prejudice to the right of the Reinsurer to recover from HLAIC any Losses arising out of or relating to any such breach by HLAIC or (iii) by Buyer, such termination shall be without prejudice to the rights of the Reinsurer to recover from Buyer any Losses arising out of or relating to such breach by Buyer, provided, however, that, in any case, the non-breaching party shall not be liable for any Losses in connection with a termination pursuant to this Section 14 and in no event shall the aggregate amount so recoverable from HLIC, HLAIC and Buyer (determined severally and not jointly) exceed the reasonably documented out-of-pocket costs and expenses (including reasonably documented fees, charges and disbursements of its legal and actuarial advisors), incurred by the Reinsurer in connection with the preparation, documenting and negotiation of this Binder, the Reinsurance Documents, the Retrocession Agreement, the Retrocession Trust Agreement and the transactions contemplated hereby and thereby, together with the Losses incurred by the Reinsurer in the successful enforcement of this indemnity; provided, further, that if HLIC, HLAIC and/or Buyer, as the case may be, successfully defends such claim for indemnification, then the Reinsurer shall reimburse such party or parties for its or their reasonably documented out-of-pocket costs and expenses (including reasonably documented fees, charges and disbursements of its legal and actuarial advisors) incurred in such defense.

15.	Any party may terminate this Binder upon the termination of the Stock and Asset Purchase Agreement. In such event, this Binder will become null and void, there shall be no liability on the part of any party to any other hereunder, and the parties hereby waive and release any and all claims arising out of or relating to such termination of this Binder.
REPRESENTATIONS AND WARRANTIES

16.
Each party hereto represents and warrants to the other parties hereto that (a) such party is duly organized and validly existing under the laws of its jurisdiction of its incorporation or formation, and has full corporate or other organizational power and authority to enter into this Binder and to perform its obligations hereunder; (b) such party is duly authorized to execute and deliver this Binder and to perform its obligations hereunder, and the person or persons executing this Binder on its behalf have been duly authorized to do so by all requisite corporate or other organizational action; and (c) assuming the due execution and delivery of this Binder by the other parties hereto, this Binder is valid and legally binding upon such party and enforceable against it in accordance with the terms hereof, and does not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it may be bound, nor, assuming receipt of all regulatory approvals contemplated by the Stock and Asset Purchase Agreement and the Reinsurance Documents, violate any material law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it.

ACCESS TO BOOKS AND RECORDS

17.
The Reinsurer (and the Retrocessionaire) shall be deemed to be a “Representative” of Buyer for purposes of access and examination of books, records and other information relating to the Reinsured Contracts or the Covered Liabilities available to or accessible by Buyer pursuant to the Stock and Asset Purchase Agreement, and Buyer shall use its reasonable best efforts to enforce such access and examination rights afforded to it and its Representatives (including the Reinsurer) pursuant thereto.

REPORTS

18.
From and after the date hereof until the earlier of the Closing date and the termination of this Binder, (a) HLIC and HLAIC shall continue to provide the Reinsurer with access to the Project Cotton/Harvest virtual data room to the extent relating to the Reinsured Contracts or the Covered Liabilities, including as such virtual data room is updated with new documents or other information posted to it from time to time, if such data room continues to be maintained, (b) Buyer shall deliver to the Reinsurer a copy of all material reports, statements, notices and other information received from Seller, HLIC or HLAIC whether pursuant to the Stock and Asset Purchase Agreement or otherwise, to the extent affecting the Reinsured Contracts or the Covered Liabilities, (c) Buyer shall deliver to the Reinsurer a copy of all material reports, statements, notices and other information as Buyer or its Affiliates shall have furnished to Seller, HLIC or HLAIC whether pursuant to the Stock and Asset Purchase Agreement or otherwise, to the extent affecting the Reinsured Contracts or the Covered Liabilities and (d) HLIC, HLAIC and Buyer shall deliver or cause to be delivered to the Reinsurer such information as is otherwise reasonably requested by the Reinsurer from time to time to the extent relating to or affecting the Reinsured Contracts or the Covered Liabilities.

In the case of each of (b), (c) and (d), such report, statement, notice or other information shall be delivered to the Reinsurer within five (5) Business Days of being furnished by such party or requested by the Reinsurer, respectively.
EXCLUSIVITY

19.
(a) Each of the parties hereto agrees, on behalf of itself and its Affiliates, that during the period beginning on the date hereof and ending on the earlier of (i) the Closing and (ii) the date of termination of this Binder, if the Closing has not occurred (“Exclusivity Period”) it shall not, and shall cause its Affiliates and Representatives to not, directly or indirectly:

(x)    initiate, entertain, solicit, negotiate, or take any action to knowingly facilitate or encourage, any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a transaction or a series of transactions involving the direct or indirect reinsurance, retrocession, novation, assignment or acquisition (in each case, whether by operation of law or otherwise) by or with a Person, who is not the Reinsurer or Buyer, of any portion of the Reinsured Contracts (an “Alternative Transaction”);
(y)    accept any proposal or offer for, or enter into any reinsurance, retrocession, or novation agreement (or any binder, term sheet, cover slip, letter of intent, agreement in principle, memorandum of understanding, confidentiality agreement or other document in contemplation of the foregoing) or similar agreement for, or relating to, an Alternative Transaction with any Person, who is not the Reinsurer; and
(z)    provide, or afford access (including through any electronic data room) to, any non-public information relating to Buyer, HLAIC or HLIC (as appropriate) or any of their respective Affiliates in connection with an Alternative Transaction, or participate or engage in any discussions concerning or relating to an Alternative Transaction with any Person who is not the Reinsurer, other than to the extent required by Applicable Law (so long as the Reinsurer is given, solely to the extent permitted (or not prohibited) by Applicable Law, prior notice of such provision or access).
(b)    Each of the parties hereto shall, and shall cause its Affiliates and Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person who is not the Reinsurer or Buyer, conducted heretofore with respect to any Alternative Transaction, or any inquiry or proposal that may reasonably be expected to lead to an Alternative Transaction, request the prompt return or destruction of all confidential information previously furnished and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives.
(c)    Buyer shall notify the Reinsurer promptly of any oral or written indication of interest, request for information, inquiry or offer with respect to an Alternative Transaction, and shall, in any such notice, indicate in reasonable detail the material terms and conditions of such Alternative Transaction; provided, however, that Buyer shall not be obligated to disclose the identity of the Person making such oral or written indication of interest, request for information, inquiry or offer.

(d)    In the event that the CT Approval contains any condition that constitutes a Reinsurer Adverse Change, and the parties cannot eliminate or mitigate such condition within twenty (20) Business Days after the parties have first met to discuss such condition in accordance with Section 2 of this Binder, this Section 19 shall terminate and be of no further force and effect.
PUBLIC ANNOUNCEMENT; CONFIDENTIALITY

20.
At all times at or before the Closing, HLIC, HLAIC, Buyer and the Reinsurer will each consult with the other before issuing or making any reports, statements or releases to the public with respect to this Binder or the transactions contemplated hereby, or any other Confidential Information obtained from the other parties in connection with the transactions contemplated by this Binder, and will use good faith efforts to obtain the other parties’ approval of the form, content and timing of any public report, statement or release to be made solely on behalf of a party. If HLIC, HLAIC, Buyer and the Reinsurer are unable to agree upon or approve the form, content and timing of any such public report, statement or release and such report, statement or release is, in the opinion of outside legal counsel to the party, required by Applicable Law, then such party may, subject to this Section 20, make or issue the legally required report, statement or release. At all times at or before the Closing, each of HLIC, HLAIC, Buyer and the Reinsurer shall not, and shall cause their Affiliates and their respective representatives not to, use for its or their own benefit or divulge or convey to any third party, any Confidential Information; provided, however, that none of HLIC, HLAIC, Buyer or the Reinsurer will be prohibited from disclosing such Confidential Information described in this Section 20 (a) to its intended retrocessionaires or hedge or other risk mitigation counterparties in connection with its retrocession or hedging of all or a portion of the risks to be ceded pursuant to the Reinsurance Agreements, so long as any such retrocessionaires or hedge counterparties are bound to confidentiality obligations in respect thereof that are at least as restrictive as those contained herein, (b) to its and its Affiliates’ directors, officers and employees who have a need for such information in the conduct of its business (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such information and instructed to keep such information confidential), (c) as might be necessary, during the course of external audits, (d) to the extent it is required to disclose any such information in its statutory filings, (e) other than with respect to nonpublic personal information, to the extent it is required to provide such information to any rating agency, (f) as required by Applicable Law or any order, request, requirement, inquiry or subpoena by any Governmental Authority, (g) with respect to litigation or potential litigation, claims for indemnification, performance under this Binder, and tax compliance. For purposes of this Section 20, “Confidential Information” consists of all non-public information and data relating to the other parties to this Binder (other than data or information that is or becomes available to the public other than as a result of a breach of this Section 20) and nonpublic personal contract holder information which includes, but is not limited to, health information, financial information and other information provided by either Buyer, HLIC or HLAIC to the Reinsurer prior to the Closing or termination of this Binder. If the disclosing party is required by Applicable Law to make a filing with a regulator, the disclosing party will (i) use its reasonable best efforts to notify the other parties (except in connection with the disclosure of such Confidential Information to a Governmental Authority in connection with a regulatory exam or inquiry), and (ii) request confidentiality with respect to the specific terms of this Binder and the transactions contemplated hereby if it has the option to do so and the filing is not already confidential.
Nothing herein shall require a party hereto to disclose any information to the other party or its representatives if such disclosure would jeopardize any attorney-client privilege, the work product immunity or any other legal privilege or similar doctrine or contravene any Applicable Law or any contract (including any applicable confidentiality agreement to which HLIC, HLAIC, Buyer or the Reinsurer or any of their respective Affiliates is a party) (it being understood that each party hereto shall use commercially reasonable efforts to enable such information to be furnished or made available to the other party or its representatives without so jeopardizing privilege or contravening such Applicable Law or contract, including by entering into a customary joint defense agreement or common interest agreement), or require a party hereto to disclose its tax records or any personnel or related records. This Section 20 shall survive any termination of this Binder.
CUSTODY AGREEMENT

21.
The parties acknowledge that, on the date hereof, (a) HLIC and the Trustee have executed and delivered a custody agreement, a copy of which is attached hereto as Exhibit I-1 (the “HLIC Custody Agreement”) and (b) HLAIC and the Trustee have executed and delivered a custody agreement, a copy of which is attached hereto as Exhibit I-2 (the “HLAIC Custody Agreement” and, together with the HLIC Custody Agreement, the “Custody Agreements” and each a “Custody Agreement”). The parties acknowledge that such Custody Agreements are being executed in order to allow HLIC and HLAIC, as applicable, to deliver certain documents to the Trustee for its review and to hold in escrow until the Closing (as defined below) under this Binder; provided, however that HLIC and HLAIC, as applicable, shall deliver such documents no later than six (6) Business Days prior to intended date of Closing. The parties agree that should this Binder be terminated between the date hereof and the date of the Closing, HLIC and HLAIC may require such documents to be returned to it from the Trustee in accordance with the terms of the applicable Custody Agreement.

MISCELLANEOUS

22.
Each of the parties hereto acknowledges and agrees that Seller is an express third-party beneficiary of this Binder, with all of the same rights as Buyer, HLIC and HLAIC. Except for Seller, there shall be no third-party beneficiaries of this Binder.

23.	This Binder may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement.

24.
In consideration of the mutual covenants and agreements contained herein, each party does hereby agree that this Binder, and each and every provision hereof, is and shall be enforceable by and between them according to its terms, and each party does hereby agree that it shall not contest in any respect the validity or enforceability of this Binder.

25.
Each of the parties hereto acknowledges and agrees that the other parties would be irreparably damaged in the event that any of the covenants, obligations or other provisions contained in this Binder are not performed or complied with in accordance with their specific terms or were otherwise breached, violated or unfulfilled. Accordingly, each of the parties agrees that the other parties shall be entitled to seek an injunction or injunctions to prevent or cure noncompliance with, or breaches or violations of, the provisions of this Binder by the other parties hereto and to seek to enforce specifically this Binder and the terms and provisions hereof, in each case in addition to any other remedy to which such parties may be entitled, at law or in equity. In the event that any party hereto seeks such an injunction, such party will not be required to provide any bond or furnish other security in connection any such injunction. In the event that any action is brought in equity to enforce the provisions of this Binder, no party will allege, and each party hereby waives the defense or counterclaim, that there is an adequate remedy at law.

26.	This Binder shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to provisions thereof regarding conflict of laws.

27.
(a)    Each of the parties hereto irrevocably and unconditionally submits for itself and its property in any Action arising out of or relating to this Binder, the transactions contemplated by this Binder, the formation, breach, termination or validity of this Binder or the recognition and enforcement of any judgment in respect of this Binder, to the exclusive jurisdiction of the courts of the State of New York sitting in the County of New York, the federal courts for the Southern District of New York, and appellate courts having jurisdiction of appeals from any of the foregoing, and all claims in respect of any such Action shall be heard and determined in such New York courts or, to the extent permitted by Law, in such federal court.

(b)    Any such Action may and shall be brought in such courts and each of the parties irrevocably and unconditionally waives any objection that it may now or hereafter have to the venue or jurisdiction of any such Action in any such court or that such Action was brought in an inconvenient court and shall not plead or claim the same.
(c)    Service of process in any Action may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party at its address as provided on this first page of this Binder.
(d)    Nothing in this Binder shall affect the right to effect service of process in any other manner permitted by the Laws of the State of New York.

28.
EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS BINDER OR THE TRANSACTIONS CONTEMPLATED BY THIS BINDER. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER

PARTIES WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS BINDER AND THE TRANSACTIONS CONTEMPLATED BY THIS BINDER, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 28.

29.	No provision of this Binder may be amended, supplemented or modified except by a written instrument signed by all the parties hereto.

30.
The headings contained in this Binder are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Binder. For the purposes of this Binder: (a) words (including capitalized terms defined herein) in the singular shall be held to include the plural and vice versa and words (including capitalized terms defined herein) of one gender shall be held to include the other gender as the context requires; (b) the terms “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Binder as a whole (including all of the exhibits) and not to any particular provision of this Binder, and Section references are to the Sections of this Binder, unless otherwise specified; and (c) the word “including” and words of similar import when used in this Binder shall mean “including, without limitation”.

[Remainder of Page Intentionally Left Blank]

By signing below the parties unconditionally agree to the terms set forth above.

ACCEPTED AND AGREED:
HOPMEADOW ACQUISITION, INC.

By: /s/ Henry Cornell_____________
Name: Henry Cornell
Title: Authorized Signatory

[Signature Page to Reinsurance Binder]

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

By: /s/ Gilles Dellaert_____________
Name: Gilles Dellaert
Title: Chief Investment Officer

[Signature Page to Binder]

HARTFORD LIFE INSURANCE COMPANY

By: /s/ Brion S. Johnson_____________
Name: Brion S. Johnson
Title: President
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

By: /s/ Brion S. Johnson _____________
Name: Brion S. Johnson
Title: President
HARTFORD HOLDINGS, INC.

By: /s/ Brion S. Johnson ______________
Name: Brion S. Johnson
Title: President

[Signature Page to Reinsurance Binder]

Annex A
ASSET PROTOCOL
The Asset Lists agreed to by the parties and attached to the Reinsurance Agreements may be modified using the following process.
Asset Lists Removals
In the event that any asset on Annex A-1 of each Reinsurance Agreement is not available for the following reasons, it will remain on Annex A-1 of the applicable Reinsurance Agreement and be placed as a negative asset on Annex B-1 of the applicable Reinsurance Agreement:

•	Assets sold under the normal business operations and portfolio management of HLIC or HLAIC.

•	Bonds called by their issuer.

•	Assets that are encumbered and unable to be transferred to the Reinsurer. For the avoidance of doubt, assets that are encumbered will not include assets that are posted as collateral for derivatives.
In the event that any asset on the Asset Lists is treated as impaired under SAP and the impairment policies and procedures of HLIC or HLAIC, consistently applied, it will be removed from Annex A-1.
In the event that the Reinsurer and Buyer dispute the valuation of any assets included on Annex B-1 to each of the Reinsurance Agreements that were not included on Annex A-1, and fail to reach agreement within two (2) Business Days of the Reinsurer being required to provide updated Asset Lists, those assets will be removed from Annex B-1 to each of the Reinsurance Agreements, as applicable.
Carve-out Assets
As provided by Section 9 of this Binder, the Reinsurer will have the ability to consult with HLIC and HLAIC regarding its portfolio management with respect to the assets on the Asset Lists. The Reinsurer may replace assets from Annex A-1 to the HLIC Reinsurance Agreement (“HLIC Carve-out Bucket Assets”) or AnnexA-1 to the HLAIC Reinsurance Agreement (“HLAIC Carve-out Bucket Assets” and, together with HLIC Carve-out Bucket Assets, the “Carve-out Bucket Assets”) with cash in accordance with this paragraph. Upon HLIC’s receipt of written notice from the Reinsurer requesting that any HLIC Carve-out Bucket Asset be replaced with cash (“HLIC Replacement Notice”), or HLAIC’s receipt of written notice from the Reinsurer requesting that any HLAIC Carve-out Bucket Asset be replaced with cash (“HLAIC Replacement Notice” and, together with HLIC Replacement Notice, the “Replacement Notices” and each a “Replacement Notice”), HLIC or HLAIC, as applicable, shall replace, for purposes of the Asset Lists, such Carve-out Bucket Assets with cash equal to the fair market value of such Carve-out Bucket Assets, determined by Hartford Investment Management Company in accordance with its normal asset valuation

Annex A - 1

methodologies for similarly managed assets, consistently applied, as of the close of business on the date that is the earlier of three (3) Business Days following HLIC’s or HLAIC’s, as applicable, receipt of the applicable Replacement Notice and the date on which such Carve-out Bucket Assets are sold by HLIC or HLAIC, as applicable, provided, however that no commercial mortgage loans (“CMLs”) may be replaced unless such assets have been downgraded. HLIC or HLAIC, as applicable, shall consult with Buyer to determine whether to retain or sell such Carve-out Bucket Assets. If HLIC or HLAIC, as applicable, after consultation with Buyer, determines that it will not retain a Carve-out Bucket Asset, then Seller shall have the right to purchase, or cause one of its subsidiaries other than HLI or one of the Acquired Subsidiaries (as defined in the Stock and Asset Purchase Agreement) to purchase, such Carve-out Bucket Asset. If Seller elects not to purchase such Carve-out Bucket Asset, then HLIC or HLAIC, as applicable shall attempt to sell such Carve-out Bucket Asset to a third party. If HLIC or HLAIC, as applicable, is unable to sell such Carve-out Bucket Asset to a third party within three (3) Business Days following HLIC’s or HLAIC’s, as applicable, receipt of the applicable Replacement Notice, then Seller shall, or shall cause one of its subsidiaries (other than HLI or any Acquired Subsidiaries) to, purchase such Carve-out Bucket Asset for cash equal to the fair market value of such Carve-out Bucket Asset, determined by Hartford Investment Management Company in accordance with its normal asset valuation methodologies for similarly managed assets, consistently applied, as of the close of business on the date that is three (3) Business Days following HLIC’s or HLAIC’s, as applicable, receipt of the applicable Replacement Notice. Under no circumstances will the Reinsurer be permitted to (i) designate assets with an aggregate statutory carrying value on the books of HLIC or HLAIC, as applicable, as of December 31, 2016 of more than $200 million book value, in the aggregate, as Carve-out Bucket Assets, or (ii) deliver any Replacement Notice prior to January 1, 2018. The parties acknowledge that should the Reinsurer exercise its rights hereunder to replace any such assets with cash, that such cash will earn interest in the amount of 0.75% from the date on which the assets are replaced with cash through the date of Closing.
Asset Lists Additions and Re-sizing
The parties acknowledge that the assets originally selected on Annex A-1 attached to this agreement were mutually agreed upon and the value of such assets total an amount approximately equal to the anticipated Estimated Initial Reinsurance Premium Part A in each of the Reinsurance Agreements, and that Annex B-1 originally attached to this agreement is empty. The purpose of this section is to establish the procedures that the parties will follow in good faith to make adjustments to the Asset Lists prior to Closing if needed (for example, to replace assets that are sold in the ordinary course of business and removed from the Asset Lists). The parties shall add assets from the most recent listing of Talcott invested general account assets and CRC non-insulated separate account assets or remove additional assets such that the Asset Lists have values equal to the updated estimated values for the Estimated Initial Reinsurance Premium Part A and the Estimated Initial Reinsurance Premium Part B (as provided pursuant to Section 9 of this Binder) as measured pursuant to Article IV of each of the Reinsurance Agreements. The parties acknowledge that assets with negative par/share amounts on Annex B-1 of each of the Reinsurance Agreements are transfers from the Reinsurer to HLIC or HLAIC, as applicable. In addition, the parties acknowledge that assets originally selected on Annex A-1 of each of the Reinsurance Agreements and remaining on Annex A-1 of each of the Reinsurance Agreements may be placed on Annex B-1 of the applicable Reinsurance Agreement

Annex A - 2

in equal and negative offsetting par/share amounts to be net settled in the event such assets are sold, mature, called or become encumbered during the period between the date hereof and the Closing. As such, assets placed as negative assets on Annex B-1 of each of the Reinsurance Agreements in “Asset Lists Removals” above may remain on Annex A-1 of the applicable Reinsurance Agreement but be unavailable for transfer. The parties also acknowledge that Estimated Reinsurance Premium Part B may be negative (a negative amount indicating premium payable from the Reinsurer to HLIC or HLAIC, as applicable). If Estimated Reinsurance Premium Part B is negative, additional assets included on Annex A-1 of the applicable Reinsurance Agreement (to be transferred to the Reinsurer) may be added as negative assets to Annex B-1 of the applicable Reinsurance Agreement to be net settled as selected mutually by the parties.
Prior to adding any CMLs not included on the original Asset Lists attached to this Binder, the parties shall be provided reasonable time to perform due diligence on any new CMLs. Buyer shall provide any transaction documents, third party appraisals, or other documents that the Reinsurer would typically require to evaluate similar loans.
In adding or removing assets to Annex A-1 to the Reinsurance Agreements, the Reinsurer will maintain the following characteristics and metrics substantially similar to the original Annex A-1 to the applicable Reinsurance Agreement attached to this Binder:

•	Market value to book value ratio as of December 31, 2016;

•	Weighted Average Life;

•	Ratings and sector distribution; and

•	Tax attributes.
Excluded Assets
The parties shall not be required to add any of the following to the original Asset Lists attached to this Binder:

•	Limited partnerships including investments in hedge funds, private equity or other similar limited partnerships;

•	Other equity investments; or

•	Derivatives.

Annex A - 3

Annex B
REINSURED BUSINESS PRE-CLOSING COVENANTS
All capitalized terms used in this Annex B shall have the meanings set forth in the Stock and Asset Purchase Agreement. These covenants shall apply to the extent that they would reasonably be expected, individually or in the aggregate, to adversely affect in any material respect the Reinsured Contracts or the Covered Liabilities.
Stock and Asset Purchase Agreement Section 7.01: Conduct of Business Prior to the Closing.
(a)     Except as required by applicable Law or as expressly required or permitted by the terms of this Agreement or the Transaction Agreements, and except as set forth in Schedule 7.01(a), from the date of the Stock and Asset Purchase Agreement through the Closing Date, unless Buyer otherwise consents in advance in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Seller shall, and shall cause its Affiliates to, refrain from taking any of the following actions:
(ix)    cease providing any material services to the Acquired Companies that are provided to the Acquired Companies as of the date of this Agreement or change in any material respect the terms upon or manner in which such services are provided;
(b)    Except as required by applicable Law or as expressly required or permitted by the terms of this Agreement or the Transaction Agreements, and except as set forth in Schedule 7.01(b), from the date of this Agreement through the Closing Date, unless Buyer otherwise consents in advance in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Seller shall cause (x) the Business and the Acquired Companies to be operated in the ordinary course of business, (y) the Acquired Companies to use reasonable best efforts to preserve intact the Business, Permits and relationships with policyholders, distributors and Governmental Authorities and (z) the Acquired Companies to refrain from taking any of the following actions:
(ii)    adopt a plan of complete or partial liquidation or rehabilitation or authorize or undertake a merger, dissolution, rehabilitation, consolidation, restructuring, recapitalization or other reorganization;
(iii)    effect any recapitalization, reclassification, stock split or combination or similar change in the capitalization of any of the Acquired Companies, or reincorporate or redomesticate any Acquired Company;
(iv)    amend the certificate of incorporation or by-laws (or other comparable organizational documents) of any of the Acquired Companies, or change any Insurance Company’s state of domicile;
(v)    make any material change in the underwriting, claims administration, investment, reserving, hedging, risk management or financial accounting guidelines, policies, practices or principles of the Acquired Companies, as applicable, in effect on the date hereof, other

Annex B - 1

than any change required by GAAP or SAP, or in respect of underwriting, claims, administration, investment, hedging or risk management, in the ordinary course of business, or fail in any material respect to comply with such guidelines, policies, practices or principles;
(vi)    make any material change in policies, practices or principles applicable to the setting of non-guaranteed elements with respect to the Insurance Contracts;
(xiii)    enter into any new line of business, or issue any Insurance Contracts in connection with the Business other than renewals of existing Insurance Contracts in accordance with the terms thereof, introduce any new products or services, or change in any material respect existing products or services;
(xiv)    abandon, modify, waive, surrender, withdraw or terminate any material Permit;
(xvii)    cause any of the Insurance Companies to seek approval from the applicable Department of Insurance for the use of any accounting practices in connection with the Statutory Statements that depart from the accounting practices prescribed or permitted by applicable insurance Laws of such respective domiciliary jurisdiction;
(xviii)    conduct any material revaluation of any asset, including any write-off of reinsurance recoverables, other than in the ordinary course of business, or except to the extent required by applicable Laws or applicable accounting principles;
(xix)    increase or accelerate or permit any material adverse change with respect to any Liabilities to the extent arising under or relating to all of Seller’s and its Affiliates’ (other than the Acquired Companies’) right, title and interest in and to the assets, properties, contracts and rights used exclusively in connection with the Business, including the (a) assets, properties and rights that are set forth on Schedule 1.01(a) to the Stock and Asset Purchase Agreement, (b) Transferred Owned Intellectual Property and (c) Transferred Contracts, in each case, excluding the Excluded Assets, whether arising prior to, at or following the Closing Date;
(xx)    make any filing with any Governmental Authority relating to (A) the withdrawal or surrender of any Permit held by any of the Acquired Companies or (B) the withdrawal by any of the Acquired Companies from any lines or kinds of business relating to the Business;
(xxi)    except to the extent permitted under this Agreement, pay, discharge, compromise or satisfy any material Liabilities, other than the payment, discharge, compromise or satisfaction of Liabilities in the ordinary course of business;

Annex B - 2

Below is a list of omitted exhibits (or other similar attachments) from the Reinsurance Binder Agreement by and among Hartford Life Insurance Company and Hartford Life and Annuity Insurance Company, as cedants, and Hartford Holdings, Inc. and Hopmeadow Acquisition, Inc. and Commonwealth Annuity and Life Insurance Company, as Reinsurer, dated December 3, 2017. The registrant agrees to furnish supplementally a copy of any omitted exhibit to the SEC upon request.
Exhibit A    Stock and Asset Purchase Agreement
Exhibit B-1    HLIC Reinsurance Agreement
Exhibit B-2    HLAIC Reinsurance Agreement
Exhibit C    Investment Management Agreement
Exhibit D-1    HLIC Trust Agreement
Exhibit D-2    HLAIC Trust Agreement
Exhibit E    Officer’s Certificate of Hopmeadow Acquisition, Inc.
Exhibit F-1     Officer’s Certificate of Hartford Life Insurance Company
Exhibit F-2    Officer’s Certificate of Hartford Life and Annuity Insurance Company
Exhibit G    Retrocession Trust Agreement
Exhibit H    Officer’s Certificate of Commonwealth Annuity and Life Insurance Company
Exhibit I-1    HLIC Custody Agreement
Exhibit I-2    HLAIC Custody Agreement